UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

EXPLANATORY NOTE

Ultrapar Participações S.A. re-filed the Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., filed on April 8, 2021 in order to include a deliberation discussed at the meeting.

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 7, 2021

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

April 7, 2021, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) in relation to items (1) and (2) of the agenda, Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto and the other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa; (v) in relation to item (1) of the agenda, Risks, Compliance and Audit Director, Mrs. Cristiane Silva Leite; and (vi) in relation to item (3) of the agenda, Human Resources Executive Manager, Mrs. Claudia Antonio Diamantino.

Agenda and deliberations:

1.         The Board Members were updated on the Company’s Compliance Program’s planning for 2021, as well as on results of this department in 2020.

2.          The Board of Directors subsequently discussed the safety indicators in each business, as well as the respective risk scenarios and initiatives in safety culture.

3.         The members of the Board of Directors approved, based on the Company’s Corporate Executive Compensation Policy, the Stock-Based Incentives Plan and the People Committee’s recommendation:

(i) the 5th Restricted and Performance Shares Incentive Program (“5th Program”), which shall also be filed at the Company’s headquarters, including performance goals to which the transfer of ownership of shares will be subject to;

(ii) the list to be filed at the Company’s headquarters of designated participants in the 5th Program and the respective number of shares to be granted;

(iii) the execution of such agreements between the Company and each participant of the 5th Program, according to the standard draft agreement filed at the Company’s headquarters.

4.         The members of the Board of Directors expressed their votes of gratitude to the Directors, Mrs. Alexandre Gonçalves Silva, Joaquim Pedro de Mello and Nildemar Secches who completed their terms, for the efforts, dedication and the valuable contributions that were brought during the years, which were vital to the definition of our strategic orientation and continuous growth.

Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Alexandre Teixeira de Assumpção Saigh

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 7, 2021)